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VIA EDGAR Ms. Sonia Bednarowski, Esq. Ms. Susan Block, Esq. Office of Finance United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	June 23, 2021

Re:	iShares® Gold Trust Micro Amendment No. 2 to Registration Statement on Form S-1 Filed June 21, 2021 File No. 333-253614

Dear Mses. Bednarowski and Block:

On behalf of our client, iShares Gold Trust Micro (the "Trust"), set forth below are the Trust's responses to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") by letter dated June 22, 2021 (the "Comment Letter") in connection with the Trust's Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 (the "Registration Statement"), which was filed with the SEC on June 21, 2021. Concurrently with the filing of this response letter, the Trust is filing Pre-Effective Amendment No. 3 to the Registration Statement (the "Amended Registration Statement"). The Amended Registration Statement has been updated in response to the Staff’s comment made in the Comment Letter.

The Trust's responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of a marked copy of the Amended Registration Statement, which was submitted today by the Trust via EDGAR, unless otherwise specified.

Business of the Trust

Impact of Trust Expenses of the Trust's Net Asset Value, page 26

1.

We note the disclosure that the Sponsor's Fee is accrued daily at an annualized rate equal to .15% of the net asset value of the Trust and that the Sponsor may waive a portion of the fee. We further note the Sponsor has voluntarily agreed to waive a portion of the fee so that the Sponsor's fee after the waiver will not exceed .07% through June 30, 2024. Please clarify if the Sponsor can raise the fee back to .15% prior to that date. Please also add columns to the table on page 26 to show the calculation of NAV based upon the 0.07% fee that is anticipated to be in effect until through June 30, 2024.

CLIFFORD CHANCE US LLP

Sonia Bednarowski, Esq.

Susan Block, Esq.

United States Securities and Exchange Commission

June 23, 2021

In response to the Staff's comment, the Trust has revised the prospectus as follows whereever the fee waiver is disclosed:

Effective on the date the Shares are listed for trading on NYSE Arca, the Sponsor has voluntarily agreed to waive a portion of the Sponsor's Fee so that the Sponsor's Fee after the fee waiver will not exceed 0.07% through June 30, 2024. Although the Sponsor has no current intention of doing so, because the fee waiver is voluntary, the Sponsor may revert to the 0.15% fee prior to June 30, 2024. Should the Sponsor choose to revert to the the 0.15% fee (or an amount higher than 0.07% but no greater than 0.15% annualized), prior to June 30, 2024, it will provide Shareholders with at least 30 days' prior written notice of such change through either a prospectus supplement to its registration statement or through a report furnished on Form 8-K. See "Risk Factors—The Sponsor and the Trustee may agree to amend the Trust Agreement without the consent of the Shareholders."

The Trust has also revised the columns on page 26 to show the calculation of NAV based upon the 0.07% Sponsor Fee that is anticipated to be in effect through June 30, 2024.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely, /s/ Clifford R. Cone Clifford R. Cone

cc:	Deepa Damre Smith, BlackRock, Inc.
Marisa Rolland, Blackrock, Inc.
Jason D. Myers, Clifford Chance US LLP
Tae Ho Cho, Clifford Chance US LLP